02013418

P.E. 11/30/01

# FORM 6-K
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**



**For the month of November, 2001**
**British Energy PLC**
(Exact name of Registrant as specified in its Charter)
**3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, Scotland**
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...........X.................     Form 40-F..........X.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........................................     No...................X.................

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY PLC

By: /c/Keith Lough

Date: 10 December 2001

Name: Keith Lough

Title: Finance Director

RNS Number:9483M
British Energy PLC
12 November 2001

12 November 2001

BRITISH ENERGY GROUP PLC - PAY NEGOTIATIONS

British Energy confirms that it has now received formal notice from its trade unions which they have indicated may lead to strike action.

The Advisory and Arbitration Conciliation Service (ACAS) has offered its service to both British Energy and the respective Trades Unions to assist in reaching a solution. British Energy has welcomed this move and has accepted the potential involvement of ACAS.

In all circumstances, British Energy and the Trades Unions will ensure that safety procedures are adhered to and that there will be no risk to the public or employees.

Further information

| | |
|---|---|
| Doug McRoberts | 013555 94040 (Media Enquiries) |
| Bob Fenton | 013552 62846 (Media Enquiries) |
| Paul Heward | 013552 62201 (Investor Relations) |
| Ken Cronin | 013552 62202 (Investor Relations) |

Find this new release on our web-site:
www.british-energy.com

END

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Monday, 12 November 2001 08:04:34
ENDS [nRNSL9483M]

RNS Number:0201N
British Energy PLC
13 November 2001

APPOINTMENT OF CLARE SPOTTISWOODE, CBE, AS NON EXECUTIVE DIRECTOR

British Energy announced today that Clare Spottiswoode has been appointed a non-Executive Director of the Company with effect from 1 December 2001. Clare Spottiswoode was Director General of Ofgas from 1993 to 1998 and brings with her a wealth of experience of the UK energy market and the interaction between Government, Regulators and private sector companies.

Robin Jeffrey, Executive Chairman of British Energy, said "I am delighted that Clare is joining the British Energy Board, further strengthening our top team. Clare knows the energy scene inside out and is one of the most experienced people in the UK in energy regulation."

This follows new executive director appointments to the Board in September - Keith Lough as Finance Director, Duncan Hawthorne, Chief Executive of Bruce Power and President of AmerGen, and David Gilchrist, MD of UK Generation.

Clare Spottiswoode said "I'm very pleased to be joining the board of British Energy at this crucial point in the company's development, for two reasons. Firstly, decisions need to be taken soon on the potential for replacing the UK's existing nuclear stations with a new generation of nuclear power stations - and I'd very much like to be part of that. Secondly, British Energy is now an International Energy Company, with real opportunities to develop its business, particularly in North America. I'm joining at a very exciting time."

Contacts

| | | |
|---|---|---|
| Doug McRoberts | (media) | 01355 594040 |
| Bob Fenton | (Media) | 01355 262846 |
| Paul Heward | (investor relations) | 01355 262201 |
| Ken Cronin | (investor relations) | 01355 262202 |


END

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Tuesday, 13 November 2001 10:03:01
ENDS [nRNSM0201N]

RNS Number:2399N
British Energy PLC
16 November 2001

BRITISH ENERGY 16 November 2001

BRITISH ENERGY GROUP PLC - PROPOSED PAY DEAL

British Energy is pleased to announce that the following joint statement has been issued by the Company and the Trades Unions

"Today the Company and the Trades Unions have reached an agreed position which should settle their pay dispute. It can be confirmed that the Trades Unions are extending the deadline for the commencement of industrial action whilst a consultative ballot is held.

The Trades Unions and the Company have agreed to enter into a constructive dialogue in order to establish on a timely basis a New Agreement involving staff covered by the existing collective bargaining arrangements within the UK Generation business in British Energy. This will be facilitated by ACAS.

In reaching the agreed position, the Company and the Trades Unions were mindful of the need to work constructively together for the future to address the challenges facing the business. "

The revised pay offer is 3% effective 1 July 2001 and British Energy is confident that staff will accept this offer in the ballot which will conclude on 7 December 2001.

Contacts


Doug McRoberts (media) 01355 594040
Bob Fenton (Media) 01355 262846
Paul Heward (investor relations) 01355 262201
Ken Cronin (investor relations) 01355 262202


END

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Friday, 16 November 2001 08:43:49
ENDS [nRNSP2399N]

RNS Number:6786N
British Energy PLC
26 November 2001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

British Energy plc

2) Name of shareholder having a major interest

The Royal Bank of Scotland Group plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

44 28/43p ordinary shares

10) Date of transaction

19 November 2001

11) Date company informed

23 November 2001

12) Total holding following this notification

22,895,672

13) Total percentage holding of issued class following this notification

3.69 %

14) Any additional information

15) Name of contact and telephone number for queries

Robert Armour (Company Secretary) PH: 01355 594 020

16) Name and signature of authorised company official responsible for making this notification

Belinda Baker

Date of notification 26 November 2001

END

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Monday, 26 November 2001 11:02:12
ENDS [nRNSZ6786N]

RNS Number:1981O
British Energy PLC
5 December 2001

5 DECEMBER 2001

BRITISH ENERGY UK NUCLEAR GENERATION - OUTPUT STATEMENT

A summary of net output from British Energy's UK nuclear power stations in November is given in the table below, together with comparative data for the previous financial year:-

| | 2000/01 | | 2001/02 | |
|---|---|---|---|---|
| | November | Year to Date | November | Year to Date |
| STATION | TWh | TWh | TWh | TWh |
| Hinkley Point B | 0.74 | 5.44 | 0.78 | 6.16 |
| Hunterston B | 0.44 | 4.75 | 0.79 | 6.53 |
| Dungeness B | 0.43 | 1.50 | 0.35 | 3.67 |
| Heysham 1 | 0.69 | 5.68 | 0.44 | 5.23 |
| Hartlepool | 0.67 | 5.77 | 0.82 | 5.74 |
| Torness | 0.76 | 4.99 | 0.74 | 5.35 |
| Heysham 2 | 0.78 | 6.65 | 0.86 | 5.59 |
| Sizewell B | 0.82 | 5.07 | 0.85 | 5.78 |
| Total Output (NETA basis) | 5.33 | 39.85 | 5.63 | 44.05 |
| Load Factor | 77% | 71% | 82% | 79% |
| Total Output (pre-NETA basis) | 5.42 | 40.54 | 5.72 | 44.65 |

Planned Outages

* A refuelling outage was carried out on one unit at Dungeness B and a refuelling outage was started on one unit at Hartlepool.
* Low load refuelling was carried out on both reactors at Hinkley Point B and Heysham 2 and on one reactor at Torness.

Unplanned Outages

* An outage was undertaken on one unit at Heysham 1 to carry out a generator repair.

Contact:


| | | |
|---|---|---|
| Doug McRoberts | 013555 94040 | (Media Enquiries) |
| Bob Fenton | 013552 62846 | (Media Enquiries) |
| Paul Heward | 013552 62201 | (Investor Relations) |
| Ken Cronin | 013552 62202 | (Investor Relations) |


Find this News Release on our web-site: www.british-energy.com

END

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Wednesday, 5 December 2001 11:00:05
ENDS [nRNSE1981O]